Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

Ratio of Earnings to Fixed Charges (dollar amounts in thousands):

	For the Years Ended December 31,
	2016	2015	2014	2013	2012
Earnings:
Income (loss) from continuing operations before income taxes	$225,819	$(67,746)	$198,430	$240,214	$192,719
Add: Fixed charges	184,360	141,403	138,618	131,281	111,949
Less: Undistributed earnings (losses) from equity investees	3,528	(7,978)	(269)	—	—
Total earnings	$406,651	$81,635	$337,317	$371,495	$304,668
Fixed charges:
Interest expense	$51,520	$48,729	$50,898	$46,804	$37,784
Estimate of interest expense within rental expense	132,840	92,674	87,720	84,477	74,165
Total fixed charges	$184,360	$141,403	$138,618	$131,281	$111,949
Ratio of earnings to fixed charges	2.2	0.6	2.4	2.8	2.7